INVITATION  ON

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

(“EGMS”)

The Board of Directors of PT Indosat Tbk (the “Company”) hereby invites the shareholders of the Company to attend the Company’s EGMS, which will be held on:

Day/date

:

Monday, August 25, 2008

Time

:

2.00 p.m. Western Indonesia Time till end.

Venue

:

Indosat Auditorium,

Indosat Building

Jl. Medan Merdeka Barat No. 21

Jakarta 10110

Agenda

:

Approval to Changes of the Composition of the Board of Commissioners and/or Board of Directors of the Company.

Notes:

1.

This announcement is intended as invitation. The Company will not submit or send any other invitation to the shareholders.

2.

Registration desk will open on August 25, 2008 at 1.00 p.m. Western Indonesia Time and closed at 1.45 p.m. Western Indonesia Time. Registration may be extended, if necessary, until the commencement of the EGMS.

3.

Shareholders who are entitled to attend the EGMS are:

a.

For those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia (“PT KSEI”), only the shareholders whose names are registered in the Company's Share Register as at 4.00 p.m. Western Indonesia Time of August 7, 2008; or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities companies as at 4.00 p.m. Western Indonesia Time of August 7, 2008; or their authorized representative.

4.

Shareholders who are not able to attend the EGMS could appoint an authorized representative by assigning a Power of Attorney, with the condition that member of the Board of Directors, Board of Commissioners and employees of the Company are not eligible to act as an authorized representative at the EGMS and any of their voting rights in the EGMS will be deemed void and invalid.

5.

The shareholders or their authorized representative who will attend the EGMS should provide a copy of his or her Personal Identification or other identifications (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, are required to present written confirmation for EGMS (KTUR) available in the custodian bank or securities company.

6.

Form of the Power of Attorney can be obtained through the Investor Relations Division, 2nd  floor Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from August 8, 2008 until August 20, 2008 during office hours.

7.

The duly executed Power of Attorney is expected to be received by the Company’s Board of Directors through the Investor Relations Division no later than August 20, 2008 at 4.00 p.m. Western Indonesia Time.

8.

For your convenience, the shareholders or authorized representatives who intend to attend the EGMS, are kindly requested to notify the Company:

Telephone no.  (021) 386 9402 & (021) 386 9403

Fax no. (021) 386 4673 & (021) 380 4045.

9.

The shareholders or their authorized representatives are kindly requested to present 30 (thirty) minutes prior to the EGMS.

Jakarta, August 8, 2008

PT INDOSAT Tbk

The Board of Directors